UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Transwitch Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

894065101

(CUSIP Number)

Jeffrey C. Soza, Esq.

Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP

10250 Constellation Blvd,.19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on December 31, 2007 with the Securities and Exchange Commission by Brener International Group, LLC ("BIG"), Marbre Services, Ltd. and Clive Fleissig relating to the common stock, par value $.001 per share of Transwitch Corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

1.             Item 4 of the Schedule 13D is hereby amended by adding the following:

On January 30, 2008 BIG sent a letter to the Board of Directors of the Company in which, among other things, BIG urged the Board of Directors to adopt a stock repurchase program. A copy of such letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.             Item 7 of the Schedule 13D is herby amended by adding the following:

Exhibit 99.1 Letter dated January 30, 2008 from BIG to the Board of Directors of the Company.

3.             Except as specifically provided herein, this amendment does not modify any of the information previously reported in the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2008
Brener International Group, LLC

By:	GABRIEL BRENER
Name: Gabriel Brener
Title: Chairman and Chief Executive Officer

Marbre Services, Ltd.

By:	RUDY VALNER
Name: Rudy Valner
Title: Authorized Agent

CLIVE FLEISSIG
Clive Fleissig